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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. __)

                             CELL THERAPEUTICS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    150934107
                                 (CUSIP Number)

                                October 19, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    CUSIP No. 150934107     SCHEDULE 13G

  1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Novartis AG; 98-0363351
--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3. SEC Use Only

--------------------------------------------------------------------------------
  4. Citizenship or Place of Organization.
     Switzerland
--------------------------------------------------------------------------------
Number of                            5.  Sole Voting Power
                                         0
--------------------------------------------------------------------------------
Shares Beneficially                  6.  Shared Voting Power
                                         8,670,520
                                     -------------------------------------------
Owned by Each                        7.  Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Reporting Person With:               8.  Shared Dispositive Power
                                         8,670,520
--------------------------------------------------------------------------------
  9. Aggregate Amount Beneficially Owned by Each Reporting Person
     8,670,520
--------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions) [ ]
--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)
      7.3%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

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      CUSIP No. 150934107   SCHEDULE 13G

  1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Novartis Pharma AG; 98-0363354
--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3. SEC Use Only

--------------------------------------------------------------------------------
  4. Citizenship or Place of Organization.
     Switzerland

Number of                            5.  Sole Voting Power
                                         0
                                     -------------------------------------------
Shares Beneficially                  6.  Shared Voting Power
                                         8,670,520
                                     -------------------------------------------
Owned by Each                        7.  Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Reporting Person With:               8.  Shared Dispositive Power
                                         8,670,520
--------------------------------------------------------------------------------
  9. Aggregate Amount Beneficially Owned by Each Reporting Person
     8,670,520
--------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions) [ ]
--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)
      7.3%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13G

ITEM 1.

      (a)   Name of Issuer:

            Cell Therapeutics, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            501 Elliott Ave. West
            Suite 400
            Seattle, Washington  98119

ITEM 2.

      (a)   Names of Persons Filing:

            Novartis AG
            Novartis Pharma AG

      (b)   Address of Principal Business Office or, if none, Residence:

            The address of the principal business office of Novartis AG and Novartis Pharma AG is:

            Lichtstrasse 35
            CH-4002
            Basel, Switzerland

      (c)   Citizenship:

            Novartis AG and Novartis Pharma AG are corporations organized under the laws of Switzerland.

      (d)   Title of Class of Securities:

            Common Stock

      (e)   CUSIP Number:

            150934107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS a:

      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

      (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ ]  An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E).

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      (f) [ ]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F).

      (g) [ ]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G).

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

      (a)   Amount purportedly beneficially owned:

            Novartis AG                                       8,670,520(1)
            Novartis Pharma AG                                8,670,520(1)

      (b)   Purported Percent of Class:

            Novartis AG                                       7.3%
            Novartis Pharma AG                                7.3%

      (c)   Number of shares as to which each Reporting Person purportedly has:

            (i)   Sole power to vote or to direct the vote:

                  Novartis AG                                 0
                  Novartis Pharma AG                          0

            (ii)  Shared power to vote or to direct the vote:

                  Novartis AG                                 8,670,520(1)
                  Novartis Pharma AG                          8,670,520(1)

            (iii) Sole power to dispose or to direct the disposition of:

                  Novartis AG                                 0
                  Novartis Pharma AG                          0

-------------
1 Novartis Pharma AG is the record and beneficial owner of 8,670,520 shares of Common Stock. Novartis AG, as parent of Novartis Pharma AG, is the indirect beneficial owner of such 8,670,520 shares of Common Stock.

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            (iv)  Shared power to dispose or to direct the disposition of:

                  Novartis AG                                 8,670,520(1)
                  Novartis Pharma AG                          8,670,520(1)

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        None.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------
1 Novartis Pharma AG is the record and beneficial owner of 8,670,520 shares of Common Stock. Novartis AG, as parent of Novartis Pharma AG, is the indirect beneficial owner of such 8,670,520 shares of Common Stock.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2006

                                     NOVARTIS AG

                                     By: /s/ Peter Rupprecht
                                         ---------------------------------------
                                         Name: Peter Rupprecht
                                         Title:  Authorized Signatory

                                     By: /s/ Jorg Walther
                                         ---------------------------------------
                                         Name:  Jorg Walther
                                         Title:  Authorized Signatory

                                     NOVARTIS PHARMA AG

                                     By: /s/ Joseph E. Mamie
                                         ---------------------------------------
                                         Name:  Joseph E. Mamie
                                         Title:  Head Operational Treasury

                                     By: /s/ Matthias S. Runge
                                         ---------------------------------------
                                         Name: Dr. Matthias S. Runge
                                         Title: Head Legal Pharma Ophthalmics &
                                                Oncology Region Europe

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                                INDEX TO EXHIBITS

Exhibit

      1.    Joint Filing Agreement

                                   Page 8 of 8